SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*

ISCO International, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  28,636,988

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  28,636,988

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  28,636,988

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  31,433,539

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  31,433,539

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  31,433,539

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.3%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  31,433,539

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  31,433,539

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  31,433,539

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  21.3%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.001 par value (the "Common Stock") of ISCO International, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. ("Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of February 21, 2002 and amends and supplements the
Schedule 13D dated April 7, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $10,203,748

         The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $14,239,763

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

         On February 15, 2002, Elliott and Elliott International each participated in the Issuer's shareholder rights offering plan (as more fully described in the Issuer's 8-K filed with the Securities and Exchange Commission on February 4, 2002, and incorporated herein by reference) (the "Shareholder Rights Offering"). Elliott and Elliott International each exercised its pro rata share of the rights being offered and each had previously committed to participate on a pro rata basis to exercise certain rights not taken up by other shareholders (a copy of the Commitment Letter is attached hereto as Exhibit C). On February 21, 2002, the Issuer notified (i) Elliott that through its participation in the Shareholder Rights Offering, Elliott had been issued an aggregate of 9,662,491 shares of Common Stock, and (ii) Elliott International that through its participation in the Shareholder Rights Offering, Elliott International had been issued an aggregate of 10,606,083 shares of Common Stock.

         Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Elliott beneficially owns an aggregate of 28,636,988 shares of Common Stock, constituting 19.4% of all of the outstanding shares of Common Stock.

         Together, Elliott International and EICA beneficially own an aggregate of 31,433,539 shares of Common Stock, constituting 21.3% of all of the outstanding shares of Common Stock.

         Elliott, Elliott International and EICA's aggregate beneficial ownership of Common Stock equals 60,070,527 shares, comprising 40.6% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

         (c) On February 21, Elliott received 9,662,491 shares of Common Stock at $0.50 per share in connection with its exercise of its rights under the Shareholder Rights Offering.

         On February 21, Elliott International received 10,606,083 shares of Common Stock at $0.50 per share in connection with its exercise of its rights under the Shareholder Rights Offering.

         No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by either Elliott or Elliott International during the past sixty
(60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

         (e)      Not applicable.


ITEM 7.  Material to be Filed as Exhibits.

      Exhibit C - Commitment Letter dated February 1, 2002.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 7, 2002

         ELLIOTT ASSOCIATES, L.P.

         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               ------------------------
                                    Elliot Greenberg
                                    Vice President



         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact



                           By: /s/ Elliot Greenberg
                               ------------------------
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.



         By: /s/ Elliot Greenberg
             ------------------------
                  Elliot Greenberg
                  Vice President

                                    EXHIBIT C

                              [ELLIOTT LETTERHEAD]





                                                              February 1, 2002


ISCO International, Inc.
451 Kingston Court
Mount Prospect, IL 60056
Attention:  George Calhoun


Dear George:


         Set forth below is the aggregate number of shares of common stock of ISCO International, Inc. (the "Company") for which the undersigned hereby irrevocably commits to subscribe in connection with the rights offering being conducted by the Company (the "Rights Offering") upon the terms described in the prospectus dated January 8, 2002 (the "Prospectus"). The undersigned stockholders (the "Stockholders") hereby commit to subscribe in aggregate for the number of shares of common stock set forth below pursuant to the Basic Subscription Privilege (as defined in the Prospectus) as well as the number of shares set forth below, if available, pursuant to the Oversubscription Privilege (as defined in the Prospectus), which number is limited by the terms of the Rights Offering to twice the number of shares purchased under the Basic Subscription Privilege, or the number of shares available through pro-ration, whichever is less (the "Oversubscription Limitation"). If the amount specified herein exceeds the number of shares available pursuant to the Oversubscription Privilege, the Stockholders hereby commits to exercise the Oversubscription Privilege to purchase the maximum number of shares available subject to the Oversubscription Limitation.

         By signing this letter, the Stockholders acknowledge and agree that (i) it is entitled to purchase the number of Rights indicated below pursuant to the Basic Subscription and, subject to the Oversubscription Limitation, the number of Rights indicated below pursuant to the Oversubscription; (ii) it has full power and authority to enter into this agreement to be legally bound hereby to subscribe for the number of shares of Common Stock set forth below; (iii) it agrees not to withdraw this commitment with respect to any of these Rights for any reason; and (iv) the Company may rely on this commitment and is authorized to publicly disclose this commitment.

   (a)  Number of whole shares subscribed for pursuant to the Basic Subscription
        Privilege: 14,726,722 Shares of Common Stock

        (One Right is required to subscribe for one share.)

   (b) Number of whole shares subscribed for pursuant to the Oversubscription Privilege*: 7,398,533 Shares of Common Stock

        (One Right is required to subscribe for one share.)

* The maximum number of shares purchasable under the Oversubscription Privilege is limited to twice the number of shares purchased under the Basic Subscription Privilege. If the amount specified herein exceeds the number of shares available, the undersigned hereby commits to exercise the Oversubscription Privilege to purchase the maximum number of shares available subject to (i) a maximum number of equal to twice the number of shares purchased under the Basic Subscription Privilege and (ii) pro-ration each, as described in the Prospectus.

         By signing this letter in the space provided below, the Company acknowledges and agrees that the Stockholders' participation in the Rights Offering will constitute an "Equity Transaction" for purposes of Section 2(b) of those certain Promissory Notes dated November 6, 2001 in the original principal amount of $5,236,112 respectively, with the consequences described therein.



                                   Sincerely,

                                   Elliott Associates, L.P.

                                   By: /s/ Paul Singer
                                       ------------------------
                                       Name: Paul Singer
                                       Title: General Partner



                                       Elliott International, L.P.

                                       By: Elliott International Capital
                                           Advisors, Inc. as attorney-in-fact


                                   By: /s/ Paul Singer
                                       ------------------------
                                       Name: Paul Singer
                                       Title: President